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                                                                    Exhibit 4.2

                   SUBSTITUTION OF SUCCESSOR RIGHTS AGREEMENT
                     AND AMENDMENT NO. 1 TO RIGHTS AGREEMENT
                     ---------------------------------------


         WHEREAS, as of January 31, 1997, CheckFree Corporation, a Delaware corporation (the "Corporation"), and KeyCorp Shareholder Services, Inc. ("KeyCorp"), entered into a Rights Agreement (the "Rights Agreement"); and

         WHEREAS, pursuant to Section 21 of the Rights Agreement, KeyCorp has resigned as Rights Agent under the Rights Agreement effective as of June 9, 1997; and

         WHEREAS, the Corporation has appointed Fifth Third Bank, an Ohio banking association with its principal place of business at 38 Fountain Square Plaza, Cincinnati, Ohio 45263 ("Fifth Third"), as successor Rights Agent under the Rights Agreement, and Fifth Third has agreed to accept such appointment, as of June 9, 1997;

         NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

         1. Successor Rights Agent. Effective as of June 9, 1997, Fifth Third shall serve as Rights Agent under the Rights Agreement, as successor to KeyCorp, and from and after that date shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent as of June 9, 1997, without further act or deed. Notices to Fifth Third with respect to its responsibilities under the Rights Agreement shall be mailed to:

                                Fifth Third Bank
                                  Number 1090D2
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45202

         2. Fifth Third and the Corporation hereby agree that from and after June 9, 1997, Section 3(e) of the Rights Agreement shall be amended to read in its entirety as follows:

                  "(e) Certificates for Common Shares issued at any time after the Record Date and prior to the earliest of the Distribution Date, the Redemption Date or the Expiration Date, shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                  This certificate also represents Rights that entitle the holder hereof to certain rights as set forth in a Rights Agreement by and between the Corporation and Fifth Third Bank, as Rights Agent (the "Rights Agreement"), the terms and conditions of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation.

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                  Under certain circumstances specified in the Rights Agreement, such Rights will be represented by separate certificates and will no longer be represented by this certificate. Under certain circumstances specified in the Rights Agreement, Rights beneficially owned by certain persons may become null and void. The Corporation will mail to the record holder of this certificate a copy of the Rights Agreement without charge promptly following receipt of a written request therefor."

         3. Fifth Third and the Corporation hereby agree that from and after June 9, 1997, Section 3(f) of the Rights Agreement shall be amended to read its entirety as follows:

                  "(f) Certificates for Common Shares issued at any time on or after the Distribution Date and prior to the earlier of the Redemption Date or the Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                           This certificate does not represent any Right issued
                  pursuant to the terms of a Rights Agreement by and between the Corporation and Fifth Third Bank, as Rights Agent."

         4. Fifth Third and the Corporation agree that from and after June 9, 1997, Section 6(c) of the Rights Agreement shall be amended to read in its entirety as follows:

                  "(c) Notwithstanding anything to the contrary in this Section 6, the Rights Agent shall not countersign and deliver a Right Certificate to any Person if the Rights Agent knows such Right Certificate represents, or would represent when held by such Person, Rights that had become or would become null and void pursuant to
         Section 7(d) hereof"

         5. Fifth Third and the Corporation hereby agree that from and after June 9, 1997, Section 20(g) of the Rights Agreement shall be amended by adding the following language to the end of that Section:

         "At any time the Rights Agent may apply to the Company for written instructions with respect to any matter arising in connection with the Rights Agent's duties and obligations arising under this Agreement. Such application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken or omitted in accordance with a proposal included in any such application on or after the date specified therein (which date shall be not less than one Business Day after the Company receives such application, without the Company's consent) unless, prior to taking or initiating any such action (or the effective date in the case of an omission), the Rights Agent has received written

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         instructions in response to such application specifying the action to be taken or omitted."

         6. Fifth Third and the Corporation hereby agree that from and after June 9, 1997, a new Section 20(j) of the Rights Agreement shall be added to read in its entirety as follows:

                  "(j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it."

         IN WITNESS WHEREOF, Fifth Third and the Corporation have executed this agreement as of the 9th day of June, 1997.

                                  FIFTH THIRD BANK

                                  By:  /s/ Dana Hushak
                                      ---------------------------------


                                  CHECKFREE CORPORATION

                                  By:  /s/ John M. Stanton
                                      ---------------------------------
                                       John M. Stanton, Vice President

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